 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)1

Sunesis Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

867328 70 0
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 867328 70 0

1	NAME OF REPORTING PERSON

Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,634,037 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,634,037 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,634,037 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.6% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 607,500 shares of Common Stock currently issuable upon the exercise of Warrants (as defined below) held by BVF. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding.

Includes 277,166 shares of Common Stock currently issuable upon the conversion of certain Series B Preferred (as defined below) held by BVF. The Series B Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Series B Preferred held by BVF would be converted, and the remaining Series B Preferred held by BVF, BVF2 and Trading Fund OS would not be converted, as the conversion of the Series B Preferred held by BVF to acquire 277,166 shares of Common Stock bring the Reporting Persons to the aggregate 9.98% limitation. As such, BVF holds Series B Preferred to acquire approximately 1,013,998 additional shares of Common Stock, which are excluded from the table above as a result of the 9.98% limitation.

Excludes 668,000 shares of Common Stock currently issuable upon the conversion of certain Series C Preferred (as defined below) held by BVF due to the 9.98% limitation. The Series C Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding.

Excludes 1,215,000 shares of Common Stock currently issuable upon the conversion of certain Series D Preferred (as defined below) held by BVF due to the 9.98% limitation. The Series D Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding.

The Reporting Persons may choose to convert the Warrants, the Series B Preferred, the Series C Preferred or the Series D Preferred in other amounts among the Reporting Persons, while continuing to comply with the aggregate 9.98% limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

2

CUSIP NO. 867328 70 0

1	NAME OF REPORTING PERSON

Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		859,660 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

859,660 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

859,660 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.4% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 435,500 shares of Common Stock currently issuable upon the exercise of Warrants (as defined below) held by BVF2. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding.

Excludes 745,165 shares of Common Stock currently issuable upon the conversion of Series B Preferred (as defined below) held by BVF2 due to the 9.98% limitation. The Series B Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Series B Preferred held by BVF would be converted, and the remaining Series B Preferred held by BVF, BVF2 and Trading Fund OS would not be converted.

Excludes 574,000 shares of Common Stock currently issuable upon the conversion certain Series C Preferred (as defined below) held by BVF2 due to the 9.98% limitation. The Series C Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding.

Excludes 871,000 shares of Common Stock currently issuable upon the conversion of certain Series D Preferred (as defined below) held by BVF2 due to the 9.98% limitation. The Series D Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding.

The Reporting Persons may choose to convert the Warrants, the Series B Preferred, the Series C Preferred or the Series D Preferred in other amounts among the Reporting Persons, while continuing to comply with the aggregate 9.98% limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

3

CUSIP NO. 867328 70 0

1	NAME OF REPORTING PERSON

Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		200,941 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

200,941 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200,941 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 114,500 shares of Common Stock currently issuable upon the exercise of Warrants (as defined below) held by Trading Fund OS. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding.

Excludes 236,833 shares of Common Stock currently issuable upon the conversion of Series B Preferred (as defined below) held by Trading Fund OS. The Series B Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Series B Preferred held by BVF would be converted, and the remaining Series B Preferred held by BVF, BVF2 and Trading Fund OS would not be converted.

Excludes 155,000 shares of Common Stock currently issuable upon the conversion certain Series C Preferred (as defined below) held by Trading Fund OS due to the 9.98% limitation. The Series C Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding.

Excludes 229,000 shares of Common Stock currently issuable upon the conversion of certain Series D Preferred (as defined below) held by Trading Fund OS due to the 9.98% limitation. The Series D Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding.

The Reporting Persons may choose to convert the Warrants, the Series B Preferred, the Series C Preferred or the Series D Preferred in other amounts among the Reporting Persons, while continuing to comply with the aggregate 9.98% limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

4

CUSIP NO. 867328 70 0

1	NAME OF REPORTING PERSON

BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		200,941 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

200,941 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200,941 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Includes 114,500 shares of Common Stock currently issuable upon the exercise of Warrants (as defined below) held by Trading Fund OS. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding.

Excludes 236,833 shares of Common Stock currently issuable upon the conversion of Series B Preferred (as defined below) held by Trading Fund OS. The Series B Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Series B Preferred held by BVF would be converted, and the remaining Series B Preferred held by BVF, BVF2 and Trading Fund OS would not be converted.

Excludes 155,000 shares of Common Stock currently issuable upon the conversion certain Series C Preferred (as defined below) held by Trading Fund OS due to the 9.98% limitation. The Series C Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding.

Excludes 229,000 shares of Common Stock currently issuable upon the conversion of certain Series D Preferred (as defined below) held by Trading Fund OS due to the 9.98% limitation. The Series D Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding.

The Reporting Persons may choose to convert the Warrants, the Series B Preferred, the Series C Preferred or the Series D Preferred in other amounts among the Reporting Persons, while continuing to comply with the aggregate 9.98% limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

5

CUSIP NO. 867328 70 0

1	NAME OF REPORTING PERSON

BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,570,362 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

3,570,362 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,570,362 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.98% (1)
12	TYPE OF REPORTING PERSON

PN, IA

(1) Includes (i) 607,500 shares of Common Stock currently issuable upon the exercise of Warrants (as defined below) held by BVF, (ii) 435,500 shares of Common Stock currently issuable upon the exercise of Warrants held by BVF2, (iii) 114,500 shares of Common Stock currently issuable upon the exercise of Warrants held by Trading Fund OS, and (iv) 92,500 shares of Common Stock currently issuable upon the exercise of Warrants held within the Partners Managed Accounts. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding.

Includes 277,166 shares of Common Stock currently issuable upon the conversion of Series B Preferred (as defined below) held by BVF. The Series B Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Series B Preferred held by BVF would be converted, and the remaining Series B Preferred held by BVF, BVF2 and Trading Fund OS would not be converted, as the conversion of the Series B Preferred held by BVF to acquire 277,166 shares of Common Stock bring the Reporting Persons to the aggregate 9.98% limitation.

Excludes (i) 1,013,998 shares of Common Stock currently issuable upon the conversion of certain Series B Preferred held by BVF, (ii) 745,165 shares of Common Stock currently issuable upon the conversion of Series B Preferred held by BVF2, and (iii) 236,833 shares of Common Stock currently issuable upon the conversion of Series B Preferred held by Trading Fund OS, due to the 9.98% limitation.

Excludes (i) 668,000 shares of Common Stock currently issuable upon the conversion of Series C Preferred (as defined below) held by BVF, (ii) 574,000 shares of Common Stock currently issuable upon the conversion of Series C Preferred held by BVF2, (iii) 155,000 shares of Common Stock currently issuable upon the conversion of Series C Preferred held by Trading Fund OS, and (iv) 161,000 shares of Common Stock currently issuable upon the conversion of Series C Preferred held within the Partners Managed Accounts, due to the 9.98% limitation. The Series C Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding.

Excludes (i) 1,215,000 shares of Common Stock currently issuable upon the conversion of Series D Preferred (as defined below) held by BVF, (ii) 871,000 shares of Common Stock currently issuable upon the conversion of Series D Preferred held by BVF2, (iii) 229,000 shares of Common Stock currently issuable upon the conversion of Series D Preferred held by Trading Fund OS, and (iv) 185,000 shares of Common Stock currently issuable upon the conversion of Series D Preferred held within the Partners Managed Accounts, due to the 9.98% limitation. The Series D Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding.

The Reporting Persons may choose to convert the Warrants, the Series B Preferred, the Series C Preferred or the Series D Preferred in other amounts among the Reporting Persons, while continuing to comply with the aggregate 9.98% limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

6

CUSIP NO. 867328 70 0

1	NAME OF REPORTING PERSON

BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,570,362 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

3,570,362 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,570,362 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.98% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Includes (i) 607,500 shares of Common Stock currently issuable upon the exercise of Warrants (as defined below) held by BVF, (ii) 435,500 shares of Common Stock currently issuable upon the exercise of Warrants held by BVF2, (iii) 114,500 shares of Common Stock currently issuable upon the exercise of Warrants held by Trading Fund OS, and (iv) 92,500 shares of Common Stock currently issuable upon the exercise of Warrants held within the Partners Managed Accounts. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding.

Includes 277,166 shares of Common Stock currently issuable upon the conversion of Series B Preferred (as defined below) held by BVF. The Series B Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Series B Preferred held by BVF would be converted, and the remaining Series B Preferred held by BVF, BVF2 and Trading Fund OS would not be converted, as the conversion of the Series B Preferred held by BVF to acquire 277,166 shares of Common Stock bring the Reporting Persons to the aggregate 9.98% limitation.

Excludes (i) 1,013,998 shares of Common Stock currently issuable upon the conversion of certain Series B Preferred held by BVF, (ii) 745,165 shares of Common Stock currently issuable upon the conversion of Series B Preferred held by BVF2, and (iii) 236,833 shares of Common Stock currently issuable upon the conversion of Series B Preferred held by Trading Fund OS, due to the 9.98% limitation.

Excludes (i) 668,000 shares of Common Stock currently issuable upon the conversion of Series C Preferred (as defined below) held by BVF, (ii) 574,000 shares of Common Stock currently issuable upon the conversion of Series C Preferred held by BVF2, (iii) 155,000 shares of Common Stock currently issuable upon the conversion of Series C Preferred held by Trading Fund OS, and (iv) 161,000 shares of Common Stock currently issuable upon the conversion of Series C Preferred held within the Partners Managed Accounts, due to the 9.98% limitation. The Series C Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding.

Excludes (i) 1,215,000 shares of Common Stock currently issuable upon the conversion of Series D Preferred (as defined below) held by BVF, (ii) 871,000 shares of Common Stock currently issuable upon the conversion of Series D Preferred held by BVF2, (iii) 229,000 shares of Common Stock currently issuable upon the conversion of Series D Preferred held by Trading Fund OS, and (iv) 185,000 shares of Common Stock currently issuable upon the conversion of Series D Preferred held within the Partners Managed Accounts, due to the 9.98% limitation. The Series D Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding.

The Reporting Persons may choose to convert the Warrants, the Series B Preferred, the Series C Preferred or the Series D Preferred in other amounts among the Reporting Persons, while continuing to comply with the aggregate 9.98% limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

7

CUSIP NO. 867328 70 0

1	NAME OF REPORTING PERSON

Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,570,362 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

3,570,362 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,570,362 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.98% (1)
12	TYPE OF REPORTING PERSON

IN

(1) Includes (i) 607,500 shares of Common Stock currently issuable upon the exercise of Warrants (as defined below) held by BVF, (ii) 435,500 shares of Common Stock currently issuable upon the exercise of Warrants held by BVF2, (iii) 114,500 shares of Common Stock currently issuable upon the exercise of Warrants held by Trading Fund OS, and (iv) 92,500 shares of Common Stock currently issuable upon the exercise of Warrants held within the Partners Managed Accounts. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding.

Includes 277,166 shares of Common Stock currently issuable upon the conversion of Series B Preferred (as defined below) held by BVF. The Series B Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain Series B Preferred held by BVF would be converted, and the remaining Series B Preferred held by BVF, BVF2 and Trading Fund OS would not be converted, as the conversion of the Series B Preferred held by BVF to acquire 277,166 shares of Common Stock bring the Reporting Persons to the aggregate 9.98% limitation.

Excludes (i) 1,013,998 shares of Common Stock currently issuable upon the conversion of certain Series B Preferred held by BVF, (ii) 745,165 shares of Common Stock currently issuable upon the conversion of Series B Preferred held by BVF2, and (iii) 236,833 shares of Common Stock currently issuable upon the conversion of Series B Preferred held by Trading Fund OS, due to the 9.98% limitation.

Excludes (i) 668,000 shares of Common Stock currently issuable upon the conversion of Series C Preferred (as defined below) held by BVF, (ii) 574,000 shares of Common Stock currently issuable upon the conversion of Series C Preferred held by BVF2, (iii) 155,000 shares of Common Stock currently issuable upon the conversion of Series C Preferred held by Trading Fund OS, and (iv) 161,000 shares of Common Stock currently issuable upon the conversion of Series C Preferred held within the Partners Managed Accounts, due to the 9.98% limitation. The Series C Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding.

Excludes (i) 1,215,000 shares of Common Stock currently issuable upon the conversion of Series D Preferred (as defined below) held by BVF, (ii) 871,000 shares of Common Stock currently issuable upon the conversion of Series D Preferred held by BVF2, (iii) 229,000 shares of Common Stock currently issuable upon the conversion of Series D Preferred held by Trading Fund OS, and (iv) 185,000 shares of Common Stock currently issuable upon the conversion of Series D Preferred held within the Partners Managed Accounts, due to the 9.98% limitation. The Series D Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding.

The Reporting Persons may choose to convert the Warrants, the Series B Preferred, the Series C Preferred or the Series D Preferred in other amounts among the Reporting Persons, while continuing to comply with the aggregate 9.98% limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

8

CUSIP NO. 867328 70 0

Item 1(a).	Name of Issuer:

Sunesis Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

395 Oyster Point Boulevard, Suite 400

South San Francisco, California 94080

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF Partners OS Ltd. (“Partners OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF Partners L.P. (“Partners”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Inc.

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

9

CUSIP NO. 867328 70 0

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

867328 70 0

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on December 31, 2017, the Reporting Persons held 1,250,000 Warrants exercisable for an aggregate of approximately 1,250,000 shares of Common Stock (the “Warrants”). The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding. As of the close of business on December 31, 2017, the Warrants exercise limitation described in the prior sentence does not limit the exercise of Warrants by the Reporting Persons.

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As of the close of business on December 31, 2017, the Reporting Persons held 13,639 Series B Preferred shares convertible for an aggregate of approximately 2,273,166 shares of Common Stock (the “Series B Preferred”). The Series B Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), more than 9.98% of the number of shares of Common Stock then issued and outstanding. As of the close of business on December 31, 2017, the Series B Preferred conversion limitation described in the prior sentence limits the aggregate conversion of Series B Preferred by the Reporting Persons to 277,166 out of the 2,273,166 shares of Common Stock underlying the Series B Preferred owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed that Series B Preferred held by BVF to acquire 277,166 shares of Common Stock would be converted, which would bring the Reporting Persons to the aggregate 9.98% limitation, and the remaining Series B Preferred to acquire 1,996,000 shares of Common Stock owned by the Reporting Persons in the aggregate would not be converted due to the 9.98% limitation.

As of the close of business on December 31, 2017, the Reporting Persons held 1,558 Series C Preferred shares convertible for an aggregate of approximately 1,558,000 shares of Common Stock (the “Series C Preferred”). The Series C Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.98% of the number of shares of Common Stock then issued and outstanding. As of the close of business on December 31, 2017, the Series C Preferred conversion limitation described in the prior sentence limits the aggregate conversion of Series C Preferred by the Reporting Persons to 0 out of the 1,558,000 shares of Common Stock underlying the Series C Preferred owned by the Reporting Persons in the aggregate.

As of the close of business on December 31, 2017, the Reporting Persons held 2,500 Series D Preferred shares convertible for an aggregate of approximately 2,500,000 shares of Common Stock (the “Series D Preferred”). The Series D Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.98% of the number of shares of Common Stock then issued and outstanding. As of the close of business on December 31, 2017, the Series D Preferred conversion limitation described in the prior sentence limits the aggregate conversion of Series D Preferred by the Reporting Persons to 0 out of the 2,500,000 shares of Common Stock underlying the Series D Preferred owned by the Reporting Persons in the aggregate.

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The Reporting Persons may choose to convert the Warrants, the Series B Preferred, the Series C Preferred and the Series D Preferred in other amounts among the Reporting Persons, while continuing to comply with the aggregate 9.98% limitation.

As of the close of business on December 31, 2017 (i) BVF beneficially owned 1,634,037 shares of Common Stock, including 607,500 shares of Common Stock issuable upon the exercise of Warrants held by it and 277,166 shares of Common Stock issuable upon the conversion of certain Series B Preferred Stock held by it, and excluding 1,013,998 shares of Common Stock issuable upon the conversion of certain Series B Preferred Stock held by it, 668,000 shares of Common Stock issuable upon the conversion of Series C Preferred held by it and 1,215,000 shares of Common Stock issuable upon the conversion of Series D Preferred held by it; (ii) BVF2 beneficially owned 859,660 shares of Common Stock, including 435,500 shares of Common Stock issuable upon the exercise of Warrants held by it, and excluding 745,165 shares of Common Stock issuable upon the conversion of Series B Preferred Stock held by it, 574,000 shares of Common Stock issuable upon the conversion of Series C Preferred held by it and 871,000 shares of Common Stock issuable upon the conversion of Series D Preferred held by it; and (iii) Trading Fund OS beneficially owned 200,941 shares of Common Stock, including 114,500 shares of Common Stock issuable upon the exercise of Warrants held by it, and excluding 236,833 shares of Common Stock issuable upon the conversion of Series B Preferred Stock held by it, 155,000 shares of Common Stock issuable upon the conversion of Series C Preferred held by it and 229,000 shares of Common Stock issuable upon the conversion of Series D Preferred held by it.

Partners OS as the general partner of Trading Fund OS may be deemed to beneficially own the 200,941 shares of Common Stock beneficially owned by Trading Fund OS.

Partners, as the general partner of BVF, BVF2, the investment manager of Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 3,570,362 shares of Common Stock beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and certain Partners managed accounts (the “Partners Managed Accounts”), including 875,724 shares of Common Stock held in the Partners Managed Accounts (including 92,500 shares of Common Stock issuable upon the exercise of Warrants held within the Partners Managed Accounts), and excluding 161,000 shares of Common Stock issuable upon the conversion of Series C Preferred held within the Partners Managed Accounts and 185,000 shares of Common Stock issuable upon the conversion of Series D Preferred held within the Partners Managed Accounts.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 3,570,362 shares of Common Stock beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 3,570,362 shares of Common Stock beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Partners OS disclaims beneficial ownership of the shares of Common Stock beneficially owned by Trading Fund OS. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on a denominator that is the sum of: (a) 34,248,322 shares of Common Stock outstanding as of October 27, 2017 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2017, (b) 1,250,000 shares of Common Stock that may be acquired upon the exercise of certain Warrants, and (c) 277,166 shares of Common Stock that may be acquired upon the conversion of certain Series B Preferred.

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As of the close of business on December 31, 2017 (i) BVF beneficially owned approximately 4.6% of the outstanding shares of Common Stock, (ii) BVF2 beneficially approximately 2.4% of the outstanding shares of Common Stock, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding shares of Common Stock (iv) Partners OS may be deemed to beneficially own less than 1% of the outstanding shares of Common Stock, and (v) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.98% of the outstanding shares of Common Stock (approximately 2.4% of which is held in the Partners Managed Accounts).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on February 16, 2016.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

BIOTECHNOLOGY VALUE FUND, L.P.		BVF INC.

By:	BVF Partners L.P., its general partner	By:	/s/ Mark N. Lampert
By:	BVF Inc., its general partner		Mark N. Lampert
President
By:	/s/ Mark N. Lampert
Mark N. Lampert
	President	/s/ Mark N. Lampert
MARK N. LAMPERT

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS OS LTD.

By:	BVF Partners L.P., its sole member
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

Biotechnology Value Trading Fund OS LP

By:	BVF Partners L.P., its investment manager
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

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